Exhibit 23.2

Consent of Independent Certified Public Accountants

We hereby consent to the incorporation by reference in this registration statement of our report related to Syntroleum Corporation (the “Company”) dated January 24, 2003, except with respect to the matters discussed in Note 18, as to which the date is February 10, 2003 (which expressed an unqualified opinion and included an explanatory paragraph as to the Company’s change in its disclosures of stock-based employee compensation expense in 2002 and our audit of the transitional disclosures related to these changes reflected in the 2001 and 2000 financial statements), appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and to all references to our Firm included in this registration statement.

/s/ GRANT THORNTON LLP

GRANT THORNTON LLP

Tulsa, Oklahoma

April 7, 2003